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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02019888

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 5 2002
354

SEC FILE NUMBER
8- 51110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/01___ AND ENDING ___12/31/01___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JACKSON & COMPANY, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7354   MULBERRY LANE
                              (No. and Street)

NAVARRE   FL   32566
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES J. JACKSON   (850)936-0033
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
                    (Name — if individual, state last, first, middle name)

P.O. DRAWER 22507   JACKSON   MS   39225-2507
   (Address)   (City)   (State)   Zip Code)

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___CHARLES J. JACKSON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___JACKSON & COMPANY, INCORPORATED_____, as of ___DECEMBER 31_____, 19_2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

___NO EXCEPTIONS_____

_____

_____

OFFICIAL NOTARY SEAL
RHANA SYNAK
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC895970
MY COMMISSION EXP. JAN. 9,2004

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Certified Public Accountants' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AmSouth Plaza
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Jackson & Company, Incorporated

We have audited the accompanying statements of financial condition of Jackson & Company, Incorporated as of December 31, 2001 and 2000 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Company, Incorporated as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

January 22, 2002

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	2000

ASSETS

ASSETS:		
Cash and cash equivalents	$ 11,115	7,939
Certificates of deposit - Note 2	10,000	20,000
Securities owned:		
Not readily marketable, at estimated fair value	3,300	3,300
Total assets	$ 24,415	31,239

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payroll taxes payable	$ 140	-
Total liabilities	140	-
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, 500 shares issued and outstanding	500	500
Paid-in capital	10,500	10,500
Retained earnings	13,275	20,239
Total stockholder's equity	24,275	31,239
	$ 24,415	31,239

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF INCOME

| | Year Ended December 31, | |
	2001	2000
REVENUE:		
Commissions - mutual funds	$ 11,100	44,782
Interest income	1,403	1,109
	12,503	45,891
EXPENSES:		
Regulatory costs	971	510
Employee compensation and benefits	5,046	37,604
Operating expenses	1,450	1,550
	7,467	39,664
NET INCOME	$ 5,036	6,227

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCES, January 1, 2000	$ 500	10,500	14,012	25,012
Net income for year	-	-	6,227	6,227
BALANCES, December 31, 2000	500	10,500	20,239	31,239
Distribution to shareholder	-	-	(12,000)	(12,000)
Net income for year	-	-	5,036	5,036
BALANCES, December 31, 2001	$ 500	10,500	13,275	24,275

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,036	6,227
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Changes in assets and liabilities:		
Increase in payroll taxes payable	140	-
Net cash provided by operating activities	5,176	6,227
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of certificates of deposit	(10,000)	(20,000)
Redemption of certificates of deposits	20,000	-
Purchase of securities	-	(3,300)
Net cash provided by (used in) investing activities	10,000	(23,300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to shareholder	(12,000)	-
Net cash used in financing activities	(12,000)	-
NET INCREASE (DECREASE) IN CASH	3,176	(17,073)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,939	25,012
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,115	7,939

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jackson & Company, Incorporated (the "Company") is a registered securities broker-dealer located in Navarre, Florida. The Company was organized under the laws of the State of Florida on November 24, 1997; however, the Company did not start transacting business until June 4, 1998. The Company's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company's expenses of maintaining and operating an office are minimal and, in accordance with an agreement with the Company's sole shareholder, these expenses are assumed by a separate company, with common ownership, operating in the same office.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, stockholders are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CERTIFICATES OF DEPOSIT

Certificates of deposit are carried at cost, adjusted for unamortized premiums or discounts. The Company has the ability and intent to hold the certificates of deposit to maturity. The Company held the following certificates of deposit:

Issue Date	Maturity Date	Interest Rate	Amortized Cost
2001			
March 14, 2001	April 14, 2002	4.50%	$ 10,000
2000			
February 14, 2000	March 14, 2001	6.250%	$ 10,000
October 19, 2000	November 19, 2001	6.532%	10,000
			$ 20,000

NOTE 3 - PENSION PLAN

The Company sponsors a Simplified Employee Pension (SEP) under which it makes contributions to Individual Retirement Accounts of substantially all full-time employees. Contributions are decided by the Board of Directors each year; however, contributions cannot exceed 15% of each covered employee's salary. Contributions were made in the amount of $600 and $4,575 for 2001 and 2000, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $20,703 which was $15,703 in excess of its required net capital of $5,000. At December 31, 2000, the Company had net capital of $27,680 which was $22,680 in excess of its required net capital of $5,000. The net capital rule may effectively restrict the payment of cash dividends.



SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

STOCKHOLDERS' EQUITY:
```
    Capital stock outstanding                              $      500
    Paid-in capital                                            10,500
    Retained earnings                                          13,275
                                                               24,275
```

DEDUCTIONS:
```
    Non-allowable assets:
        Securities not readily marketable                       3,300
    Net capital before haircuts on
        securities positions                                   20,975
    Haircuts                                                       272
    Net capital                                                20,703
```

AGGREGATE INDEBTEDNESS $ 140

MINIMUM CAPITAL REQUIREMENTS   5,000
```
    Capital in excess of minimum
        requirement                                     $ 15,703
```

RATE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .007 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF
DECEMBER 31, 2001):
```
    Net capital, as reported in Company's
        Part II (unaudited) Focus report               $ 20,703

    Net capital as computed above                      $ 20,703
```

OTHER SCHEDULES
DECEMBER 31, 2001

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Jackson & Company, Incorporated

In planning and performing our audit of the financial statements of Jackson & Company, Incorporated for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Jackson & Company, Incorporated including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

-10-

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud, may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burker & Calhoun PLLC

January 22, 2002